Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS FIRST QUARTER 2017 RESULTS

•	Total service revenue and adjusted operating profit growth of 4% and 6%, respectively

•	Strong financial and subscriber performance in Wireless

•	Service revenue and adjusted operating profit growth of 7%

•	Postpaid net additions of 60,000, up 46,000 year on year

•	Postpaid churn of 1.10%, down 7 basis points year on year

•	Internet results continue to drive positive trends in Cable

•	Continued strong Internet revenue growth of 8%

•	Positive Cable TSU net additions driven by Internet net additions of 30,000, up 14,000 year on year

•	Rogers offers the fastest widely available speeds in its marketplace with Ignite Gigabit Internet service available to its entire footprint of over 4 million homes

TORONTO (April 18, 2017) - Rogers Communications Inc. today announced its unaudited financial and operating results for the first quarter ended March 31, 2017.

Consolidated Financial Highlights

	Three months ended March 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2017	2016	% Chg

Total revenue	3,338	3,245	3
Adjusted operating profit [1]	1,166	1,101	6
Net income	294	230	28
Adjusted net income [1]	329	245	34

Basic earnings per share	$0.57	$0.45	27
Adjusted basic earnings per share [1]	$0.64	$0.48	33

Cash provided by operating activities	596	598	—
Free cash flow [1]	338	220	54
1 Adjusted operating profit, adjusted net income, adjusted basic earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

"We are pleased to report strong growth in revenue, adjusted operating profit, and free cash flow this quarter, underpinned by impressive subscriber metrics," said Alan Horn, Interim President and CEO. "We delivered on all Wireless fundamentals, including a substantial reduction in postpaid churn, as we pursue an ever-improving experience for our customers. We see strong uptake of our Ignite Internet offerings and continue to expect positive trends as we leverage our Cable competitive advantage. Our results are an excellent start to 2017. We are of course excited to welcome Joe Natale as President and CEO starting tomorrow and look forward to Joe's leadership in continuing to build on this momentum."

Rogers Communications Inc.	1	First Quarter 2017

Key Financial Highlights

Higher revenue
Revenue increased 3% this quarter, largely driven by Wireless service revenue growth of 7%.

Wireless service revenue increased primarily as a result of a larger subscriber base and the continued adoption of higher-value Share Everything plans.

Cable revenue was stable this quarter, as declines in Television and Phone revenue were offset by strong Internet revenue growth of 8%. Excluding the impact of lower wholesale Internet revenue as a result of the CRTC decision that reduced access service rates, Cable and Internet revenue would have increased by 1% and 11%, respectively.

Media revenue increased 6% primarily due to higher sports-related revenue, including a distribution from Major League Baseball and higher Sportsnet subscription revenue.

Higher adjusted operating profit
Adjusted operating profit increased 6% this quarter primarily as a result of Wireless adjusted operating profit growth of 7% due to the strong flow through of revenue growth described above.

Cable adjusted operating profit was stable this quarter as a result of the revenue trends described above. Excluding the impact of lower wholesale Internet revenue as a result of the CRTC decision that reduced access service rates, Cable adjusted operating profit would have increased by 3%.

Media adjusted operating loss decreased 43% primarily due to revenue growth described above.

Higher net income and adjusted net income
Net income and adjusted net income increased 28% and 34%, respectively, this quarter primarily as a result of higher Wireless and Media adjusted operating profit as described above, along with lower depreciation and amortization.

Substantial free cash flow affords financial flexibility
This quarter, we continued to generate substantial cash flow from operating activities and free cash flow of $596 million and $338 million, respectively. Free cash flow growth was primarily driven by increased adjusted operating profit and lower additions to property, plant and equipment, partially offset by higher cash income taxes.

We ended the first quarter with an adjusted net debt / adjusted operating profit ratio of 3.0, which improved from a ratio of 3.2 as at the end of the same period last year. See "Managing our Liquidity and Financial Resources" in our First Quarter 2017 Management's Discussion and Analysis (MD&A) for more information.

Our solid financial results enabled us to continue to make investments in our network and still return substantial dividends to shareholders. We paid $247 million in dividends this quarter.

Rogers Communications Inc.	2	First Quarter 2017

Strategic Update

Rogers' strategy is designed to re-accelerate revenue growth in a sustainable way and translate this revenue growth into strong margins, adjusted operating profit, free cash flow, an increasing return on assets, and returns to shareholders.

In 2017, we plan to further enhance our financial flexibility and execution, as well as capture cost and productivity improvements we see throughout our business. We believe this will position us well to translate our revenue growth into increased profitability and free cash flow.

Improving the Customer Experience
Our priority is to offer our customers the products and services they want and need to have the best experience possible. With that in mind, we continue to focus on becoming a leader in self-serve options. Our latest example of a self-serve option was the launch of Rogers EnRoute at the end of 2016, which was expanded to our entire Cable footprint in the first quarter of 2017. We are the first Canadian telecom company to launch this sort of time-saving tool, which allows customers to track on their phone when a technician will arrive for an installation or service call. The overwhelming majority of initial feedback from customers is very positive. Our approach is resonating with customers, as we saw approximately 35% more self-service transactions on the Rogers brand this quarter and customer contact volumes reduced 7% year on year.

We look forward to doing more for our customers throughout 2017, including offering more self-serve options and other new ways for them to interact with us digitally.

Maintaining Leadership and Momentum in Wireless
We accelerated momentum in Wireless this quarter. Wireless service revenue growth of 7% was the highest since 2010 and postpaid net additions of 60,000, up 46,000 year on year, were the highest of any first quarter since 2009, despite 42,000 net prepaid subscriber losses. We achieved this strong postpaid subscriber growth while still generating robust adjusted operating profit growth of 7% in the quarter.

Postpaid churn declined 7 basis points year on year to 1.10% in the first quarter and represented the lowest first quarter postpaid churn rate since 2010. We continue to target further reductions to churn going forward with our focus on enhancing the customer experience.

Improving Cable on the Strength of Internet and our Robust Product Roadmap
Subscriber trends have been improving in our Cable segment on the popularity of Ignite Internet, as Rogers offers the fastest widely available Internet speeds in our marketplace. For the third consecutive quarter, we reported positive Cable total service unit net additions of 8,000, driven by Internet net additions of 30,000, up 14,000 year on year.

We generated Internet revenue growth of 8% this quarter and, excluding the impact of lower wholesale revenue as a result of the Canadian Radio-television and Telecommunications Commission's (CRTC) decision to reduce access service rates, Internet revenue growth would have been 11% in the quarter. Similarly, Cable revenue and adjusted operating profit growth this quarter would have been 1% and 3%, respectively, excluding this same impact.

Approximately half of our residential Internet base is on plans of 100 megabits per second or higher. We now offer Ignite Gigabit Internet service to our entire Cable footprint of over four million homes. Our hybrid fibre-coaxial cable network allows us to make incremental success-based investments as the demand for greater speed and capacity grows. We believe this positions us well to earn attractive returns on our investments.

Late in 2016, we announced a long-term agreement with Comcast Corporation (Comcast) and expect to launch Comcast's X1 all-IP video platform in early 2018. Our customers will benefit from Comcast's substantial research and development investments and their continuing commitment to innovation. Comcast attributes the transformative X1 platform to improving Xfinity TV subscriber performance, reducing churn, and increasing engagement for customers.

Our adoption of the X1 platform not only includes access to one of the most advanced IPTV solutions, but also to Comcast's state-of-the-art customer premise equipment, including advanced DOCSIS 3.1 Wi-Fi gateways, Wi-Fi extenders, and wireless set-top boxes.

Rogers Communications Inc.	3	First Quarter 2017

First on the innovation roadmap, we intend to adopt Comcast's new Digital Home solution. This whole-home networking solution will provide customers with a simple, fast, and intuitive way to control and manage their connected devices. The cloud-based platform will link to the new DOCSIS 3.1 Wi-Fi gateway devices to deliver fast, reliable connectivity in the home and will allow customers to easily add or pause devices, pair Wi-Fi extenders that boost signal strength, and use voice controls to see who is on the network, all in a safe and secure manner. This should help support the broader adoption of connected devices and the Internet of Things (IoT).

The all-IP combination of voice, data, video, smart home monitoring, and IoT, using a combination of the most extensive DOCSIS 3.1-based, gigabit-capable network in Canada, along with Rogers and Comcast technology, aims to provide our customers with a best-in-class, next generation suite of residential services in Canada.

Media Focused on Sports
Media remains focused on our strong portfolio of live sports entertainment, including our ownership of the Toronto Blue Jays, our exclusive National Hockey League (NHL) agreement, and our joint venture interest in Maple Leaf Sports & Entertainment Ltd. In the first quarter of 2017, positive trends in Media revenue and adjusted operating profit were largely a result of higher sports-related revenue, including a distribution from Major League Baseball to the Toronto Blue Jays and higher subscription revenue from Sportsnet.

Sportsnet plans to deliver more than 100 live sporting events in 4K in 2017. Consumer interest in 4K TV continues to grow as evidenced by leading manufacturer expectations for 4K TV sales to top 50% of all TV sales in 2017. To achieve the high quality 4K resolution, significantly higher bandwidths are required. With more 4K television sets and video streaming devices in the home, the high bit rate requirement further emphasizes the speed and capacity advantages of Rogers’ hybrid fibre-coaxial cable network over the legacy networks of our telecommunication competitors.

In the fourth quarter of 2016, we shifted from print to digital media in order to keep pace with changing audience demands. Since then, we have realigned resources and developed a roadmap through which we will work to drive innovation and new content ideas while increasing digital audiences and revenue.

Corporate Update
On April 13, we announced Joseph Natale will join Rogers as President and Chief Executive Officer effective April 19, 2017.

Rogers Communications Inc.	4	First Quarter 2017

About Rogers

Rogers is a leading diversified Canadian communications and media company that’s working to deliver a great experience to our customers every day. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Amy Schwalm	Terrie Tweddle
416.704.9057	647.501.8346
amy.schwalm@rci.rogers.com	terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

Our first quarter 2017 results teleconference with the investment community will be held on:

•	April 18, 2017

•	4:30 p.m. Eastern Time

•	webcast available at rogers.com/webcast

•	media are welcome to participate on a listen-only basis

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at rogers.com/events.

For More Information

You can find more information relating to us on our website (rogers.com/investors), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	5	First Quarter 2017

About this Earnings Release

This earnings release contains important information about our business and our performance for the three months ended March 31, 2017, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our First Quarter 2017 MD&A; our First Quarter 2017 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2016 Annual MD&A; our 2016 Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. We draw attention to our 2016 Annual MD&A where we disclosed that certain comparative figures were retrospectively amended as a result of the IFRS Interpretations Committee's agenda decision relating to IAS 12, Income Taxes.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2016 Annual MD&A.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at April 18, 2017 and was approved by the Audit and Risk Committee of our Board of Directors (Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

In this earnings release, this quarter or the first quarter refer to the three months ended March 31, 2017, unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2016 or as at December 31, 2016, as applicable, unless otherwise indicated.

Rogers Communications Inc.	6	First Quarter 2017

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2017	2016	% Chg

Revenue
Wireless	1,968	1,890	4
Cable	855	856	—
Business Solutions	95	96	(1)
Media	474	448	6
Corporate items and intercompany eliminations	(54)	(45)	20
Revenue	3,338	3,245	3

Adjusted operating profit (loss)
Wireless	813	763	7
Cable	392	393	—
Business Solutions	31	31	—
Media	(28)	(49)	(43)
Corporate items and intercompany eliminations	(42)	(37)	14
Adjusted operating profit [1]	1,166	1,101	6

Adjusted operating profit margin [1]	34.9%	33.9%	1.0 pts

Net income	294	230	28
Basic earnings per share	$0.57	$0.45	27
Diluted earnings per share	$0.57	$0.44	30

Adjusted net income [1]	329	245	34
Adjusted basic earnings per share [1]	$0.64	$0.48	33
Adjusted diluted earnings per share [1]	$0.64	$0.47	36

Additions to property, plant and equipment	486	552	(12)
Cash provided by operating activities	596	598	—
Free cash flow [1]	338	220	54
Total service revenue [2]	3,214	3,085	4

[1]
Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]	As defined. See "Key Performance Indicators".

Rogers Communications Inc.	7	First Quarter 2017

Results of our Reporting Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2017	2016	% Chg

Revenue
Service revenue	1,849	1,734	7
Equipment revenue	119	156	(24)
Revenue	1,968	1,890	4

Operating expenses
Cost of equipment	456	460	(1)
Other operating expenses	699	667	5
Operating expenses	1,155	1,127	2

Adjusted operating profit	813	763	7

Adjusted operating profit margin as a % of service revenue	44.0%	44.0%	—
Additions to property, plant and equipment	160	181	(12)

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn, postpaid ARPA, and blended ARPU)	2017	2016	Chg

Postpaid
Gross additions	343	304	39
Net additions	60	14	46
Total postpaid subscribers [2]	8,617	8,285	332
Churn (monthly)	1.10%	1.17%	(0.07 pts )
ARPA (monthly)	$119.61	$112.23	$7.38
Prepaid
Gross additions	150	157	(7)
Net losses	(42)	(19)	(23)
Total prepaid subscribers [2]	1,675	1,587	88
Churn (monthly)	3.74%	3.65%	0.09 pts
Blended ARPU (monthly)	$59.96	$58.54	$1.42

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

Service revenue
The 7% increase in service revenue this quarter was a result of:

•	larger postpaid and prepaid subscriber bases; and

•
the continued adoption of customer-friendly Rogers Share Everything plans. These plans generate higher postpaid ARPA, bundle in various calling features and long distance, provide the ability to pool and manage data usage across multiple devices, and grant access to our other offerings, such as Roam Like Home, Rogers NHL GameCentre LIVE, Spotify, and Texture by Next Issue.

The 7% increase in postpaid ARPA this quarter was a result of subscribers increasingly adding new lines to existing accounts, including the continued adoption of Rogers Share Everything plans. Customers on Share Everything plans have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

Rogers Communications Inc.	8	First Quarter 2017

The 2% increase in blended ARPU this quarter was a result of:

•	increased service revenue as discussed above; partially offset by

•	the general increase in our prepaid subscriber base over the past year.

We believe the increases in gross and net additions to our postpaid subscriber base and the lower postpaid churn this quarter were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our Share Everything plans, improving our customer service, and continually increasing the quality of our network.

Equipment revenue
The 24% decrease in equipment revenue this quarter was a result of:

•	larger average investments in customers who purchased devices under term contracts; and

•	a 7% decrease in device upgrades by existing subscribers; partially offset by

•	higher postpaid gross additions.

Operating expenses
Cost of equipment
The 1% decrease in the cost of equipment this quarter was a result of:

•	the decrease in device upgrades by existing subscribers, as discussed above; partially offset by

•	higher postpaid gross additions; and

•	a shift in the product mix of device sales towards higher-cost smartphones.

Other operating expenses
The 5% increase in other operating expenses this quarter was a result of:

•	higher cost of services, partially as a result of our higher-value offerings; and

•	higher commissions, as a result of our higher postpaid gross additions; partially offset by

•	lower marketing and advertising costs.

Adjusted operating profit
The 7% increase in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	First Quarter 2017

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2017	2016	% Chg

Revenue
Internet	387	360	8
Television	375	395	(5)
Phone	91	99	(8)
Service revenue	853	854	—
Equipment revenue	2	2	—
Revenue	855	856	—

Operating expenses
Cost of equipment	1	1	—
Other operating expenses	462	462	—
Operating expenses	463	463	—

Adjusted operating profit	392	393	—

Adjusted operating profit margin	45.8%	45.9%	(0.1 pts )
Additions to property, plant and equipment	228	246	(7)

Cable Subscriber Results 1

	Three months ended March 31
(In thousands)	2017	2016	Chg

Internet
Net additions	30	16	14
Total Internet subscribers [2]	2,175	2,064	111
Television
Net losses	(24)	(26)	2
Total television subscribers [2]	1,796	1,870	(74)
Phone
Net additions (losses)	2	(10)	12
Total phone subscribers [2]	1,096	1,080	16

Cable homes passed [2]	4,255	4,153	102
Total service units [3]
Net additions (losses)	8	(20)	28
Total service units [2]	5,067	5,014	53

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Includes Internet, Television, and Phone subscribers.

Revenue
The marginal decrease in revenue this quarter was primarily a result of:

•	Television subscriber losses over the past year;

•	the impact of Phone promotional pricing, primarily related to Ignite multi-product bundles; and

•	lower wholesale revenue as a result of a CRTC decision that reduced access service rates; partially offset by

•	a higher subscriber base for our Internet products.

Excluding the impact of the CRTC decision, Cable revenue would have increased by 1% this quarter.

Rogers Communications Inc.	10	First Quarter 2017

Internet revenue
The 8% increase in Internet revenue this quarter was a result of:

•	a larger Internet subscriber base; and

•	general movement of customers to higher speed and usage tiers of our Ignite broadband Internet offerings; partially offset by

•	lower wholesale revenue as a result of a CRTC decision that reduced access service rates. Excluding this impact, Internet revenue would have increased by 11% this quarter.

Television revenue
The 5% decrease in Television revenue this quarter was a result of:

•	the decline in Television subscribers over the past year; and

•	more promotional pricing provided to subscribers.

Phone revenue
The 8% decrease in Phone revenue this quarter was a result of:

•	the impact of pricing packages, primarily related to Ignite multi-product bundles.

Operating expenses
Operating expenses were stable this quarter.

Adjusted operating profit
The marginal decrease in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above. Excluding the impact of the CRTC decision that reduced access service rates, adjusted operating profit would have increased by 3% this quarter.

Rogers Communications Inc.	11	First Quarter 2017

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2017	2016	% Chg

Revenue
Next generation	78	75	4
Legacy	15	20	(25)
Service revenue	93	95	(2)
Equipment revenue	2	1	100
Revenue	95	96	(1)

Operating expenses	64	65	(2)

Adjusted operating profit	31	31	—

Adjusted operating profit margin	32.6%	32.3%	0.3 pts
Additions to property, plant and equipment	29	38	(24)

Revenue
The 2% decrease in service revenue this quarter was a result of the continued decline in our legacy and off-net voice business, partially offset by growth of higher-margin, next generation on-net and near-net IP-based services revenue. We expect legacy service revenue will continue to decrease as we focus on migrating customers to more advanced, cost-effective IP-based services and solutions.

Next generation services, which include our data centre operations, represented 84% of service revenue in the quarter (2016 - 79%).

Operating expenses
The 2% decrease in operating expenses this quarter was a result of lower service costs due to the continued migration to more cost-effective services and solutions, as described above.

Adjusted operating profit
Adjusted operating profit was stable this quarter as a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	First Quarter 2017

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2017	2016	% Chg

Revenue	474	448	6
Operating expenses	502	497	1

Adjusted operating loss	(28)	(49)	(43)

Adjusted operating profit margin	(5.9)%	(10.9)%	5.0 pts
Additions to property, plant and equipment	13	18	(28)

Revenue
The 6% increase in revenue this quarter was a result of:

•	a distribution to the Toronto Blue Jays from Major League Baseball;

•	higher Sportsnet subscription revenue; and

•	higher The Shopping Channel (TSC) merchandise sales; partially offset by

•	lower advertising and circulation revenue primarily due to the strategic shift in publishing announced last year.

Operating expenses
The 1% increase in operating expenses this quarter was a result of:

•	higher TSC merchandise costs; partially offset by

•	lower publishing costs due to the strategic shift as discussed above.

Adjusted operating loss
The 43% decrease in adjusted operating loss this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	13	First Quarter 2017

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended March 31
(In millions of dollars, except capital intensity)	2017	2016	% Chg

Additions to property, plant and equipment
Wireless	160	181	(12)
Cable	228	246	(7)
Business Solutions	29	38	(24)
Media	13	18	(28)
Corporate	56	69	(19)

Total additions to property, plant and equipment [1]	486	552	(12)

Capital intensity [2]	14.6%	17.0%	(2.4 pts )

[1]	Additions to property, plant and equipment do not include expenditures for spectrum licences.

[2]	As defined. See "Key Performance Indicators".

Wireless
The decrease in additions to property, plant and equipment in Wireless this quarter was primarily a result of higher LTE network investments in the first quarter of 2016 relative to 2017 to enhance network coverage and the quality of our network. Deployment of our 700 MHz LTE network reached 91% of Canada’s population as at March 31, 2017. The 700 MHz LTE network offers improved signal quality in basements, elevators, and buildings with thick concrete walls. Deployment of our overall LTE network reached approximately 95% of Canada’s population as at March 31, 2017.

Cable
The decrease in additions to property, plant and equipment in Cable this quarter was a result of investments associated with delivering Ignite Gigabit Internet across our Cable footprint in 2016, as well as costs related to development of our IPTV product in the first quarter of 2016. This was partially offset by costs incurred this quarter related to our forthcoming rollout of the X1 IP-based video platform and higher success-based investments in 2017 arising from higher subscriber activity.

Business Solutions
The decrease in additions to property, plant and equipment in Business Solutions this quarter was a result of higher investments in network infrastructure in the first quarter of 2016 relative to 2017.

Media
The decrease in additions to property, plant and equipment in Media this quarter was a result of higher investments in digital platforms and broadcast facilities in the first quarter of 2016 relative to 2017, partially offset by higher investments at the Rogers Centre this quarter.

Corporate
The decrease in additions to property, plant and equipment in Corporate this quarter was a result of higher information technology investments and premise improvements at our various offices in the first quarter of 2016 relative to 2017.

Capital intensity
Capital intensity decreased this quarter as a result of lower additions to property, plant and equipment, as discussed above, combined with higher total revenue.

Rogers Communications Inc.	14	First Quarter 2017

Financial Guidance

There are no changes at this time to the consolidated guidance ranges for revenue, adjusted operating profit, free cash flow, or additions to property, plant and equipment, net, which were provided on January 26, 2017. See "About Forward-Looking Information" in this earnings release and in our 2016 Annual MD&A. Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2016 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered an alternative to net income or any other measure of performance under IFRS. They include:

•	Subscriber counts;

•	Subscriber churn (churn);

•	Postpaid average revenue per account (ARPA);

•	Blended average revenue per user (ARPU);

•	Capital intensity; and

•	Total service revenue.

Rogers Communications Inc.	15	First Quarter 2017

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted operating profit:
Net income
add (deduct)
income tax expense (recovery), other expense (income), finance costs, restructuring, acquisition and other, depreciation and amortization, stock-based compensation, and impairment of assets and related onerous contract charges.

Adjusted operating profit margin:
Adjusted operating profit
divided by
revenue (service revenue for Wireless).
Net income
	●	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
stock-based compensation, restructuring, acquisition and other, impairment of assets and related onerous contract charges, loss (gain) on sale or wind down of investments, (gain) on acquisitions, loss on non-controlling interest purchase obligations, loss on repayment of long-term debt, and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income
divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted operating profit deduct additions to property, plant and equipment net of proceeds on disposition, interest on borrowings net of capitalized interest, and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt, deferred transaction costs and discounts, net debt derivative (assets) liabilities, credit risk adjustment related to net debt derivatives, bank advances (cash and cash equivalents), and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Adjusted net debt / adjusted operating profit	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	16	First Quarter 2017

Reconciliation of adjusted operating profit

	Three months ended March 31
(In millions of dollars)	2017	2016

Net income	294	230
Add (deduct):
Income tax expense	107	79
Other income	(11)	(34)
Finance costs	190	196
Restructuring, acquisition and other	28	44
Depreciation and amortization	545	574
Stock-based compensation	13	12

Adjusted operating profit	1,166	1,101

Reconciliation of adjusted operating profit margin

	Three months ended March 31
(In millions of dollars, except percentages)	2017	2016

Adjusted operating profit margin:
Adjusted operating profit	1,166	1,101
Divided by: total revenue	3,338	3,245

Adjusted operating profit margin	34.9%	33.9%

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2017	2016

Net income	294	230
Add (deduct):
Stock-based compensation	13	12
Restructuring, acquisition and other	28	44
Gain on divestitures pertaining to investments	—	(39)
Income tax impact of above items	(6)	(5)
Income tax adjustment, legislative tax change	—	3

Adjusted net income	329	245

Rogers Communications Inc.	17	First Quarter 2017

Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Three months ended March 31
	2017	2016

Adjusted basic earnings per share:
Adjusted net income	329	245
Divided by:
Weighted average number of shares outstanding	515	515

Adjusted basic earnings per share	$0.64	$0.48

Adjusted diluted earnings per share:
Adjusted net income	329	245
Divided by:
Diluted weighted average number of shares outstanding	517	517

Adjusted diluted earnings per share	$0.64	$0.47

Reconciliation of free cash flow

	Three months ended March 31
(In millions of dollars)	2017	2016

Cash provided by operating activities	596	598
Add (deduct):
Additions to property, plant and equipment	(486)	(552)
Interest on borrowings, net of capitalized interest	(182)	(192)
Restructuring, acquisition and other	28	44
Interest paid	238	238
Change in non-cash operating working capital items	178	120
Other adjustments	(34)	(36)

Free cash flow	338	220

Rogers Communications Inc.	18	First Quarter 2017

Reconciliation of adjusted net debt and adjusted net debt / adjusted operating profit

	As at March 31	As at December 31
(In millions of dollars)	2017	2016

Current portion of long-term debt	500	750
Long-term debt	15,434	15,330
Deferred transaction costs and discounts	117	117
	16,051	16,197
Add (deduct):
Net debt derivative assets	(1,555)	(1,683)
Credit risk adjustment related to net debt derivative assets	(41)	(57)
Short-term borrowings	1,136	800
Bank advances	49	71

Adjusted net debt	15,640	15,328

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2017	2016

Adjusted net debt / adjusted operating profit
Adjusted net debt	15,640	15,328
Divided by: trailing 12-month adjusted operating profit	5,157	5,092

Adjusted net debt / adjusted operating profit	3.0	3.0

Rogers Communications Inc.	19	First Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended March 31
	2017	2016

Revenue	3,338	3,245

Operating expenses:
Operating costs	2,185	2,156
Depreciation and amortization	545	574
Restructuring, acquisition and other	28	44
Finance costs	190	196
Other income	(11)	(34)

Income before income tax expense	401	309
Income tax expense	107	79

Net income for the period	294	230

Earnings per share:
Basic	$0.57	$0.45
Diluted	$0.57	$0.44

Rogers Communications Inc.	20	First Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at March 31	As at December 31
	2017	2016

Assets
Current assets:
Accounts receivable	1,739	1,949
Inventories	296	315
Other current assets	325	215
Current portion of derivative instruments	118	91
Total current assets	2,478	2,570

Property, plant and equipment	10,704	10,749
Intangible assets	7,111	7,130
Investments	2,243	2,174
Derivative instruments	1,605	1,708
Other long-term assets	94	98
Deferred tax assets	7	8
Goodwill	3,905	3,905

Total assets	28,147	28,342

Liabilities and shareholders’ equity
Current liabilities:
Bank advances	49	71
Short-term borrowings	1,136	800
Accounts payable and accrued liabilities	2,345	2,783
Income tax payable	134	186
Current portion of provisions	101	134
Unearned revenue	446	367
Current portion of long-term debt	500	750
Current portion of derivative instruments	26	22
Total current liabilities	4,737	5,113

Provisions	33	33
Long-term debt	15,434	15,330
Derivative instruments	154	118
Other long-term liabilities	541	562
Deferred tax liabilities	1,906	1,917
Total liabilities	22,805	23,073

Shareholders’ equity	5,342	5,269

Total liabilities and shareholders’ equity	28,147	28,342

Rogers Communications Inc.	21	First Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended March 31
	2017	2016
Operating activities:
Net income for the period	294	230
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	545	574
Program rights amortization	20	21
Finance costs	190	196
Income taxes	107	79
Stock-based compensation	13	12
Post-employment benefits contributions, net of expense	6	10
Gain on divestitures pertaining to investments	—	(39)
Other	(3)	10
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,172	1,093
Change in non-cash operating working capital items	(178)	(120)
Cash provided by operating activities before income taxes paid and interest paid	994	973
Income taxes paid	(160)	(137)
Interest paid	(238)	(238)

Cash provided by operating activities	596	598

Investing activities:
Additions to property, plant and equipment	(486)	(552)
Additions to program rights	(14)	(10)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	(81)	(137)
Other	(26)	(40)

Cash used in investing activities	(607)	(739)

Financing activities:
Net proceeds received on short-term borrowings	336	205
Net (repayment) issuance of long-term debt	(53)	119
Net repayment on settlement of debt derivatives and forward contracts	(3)	(19)
Dividends paid	(247)	(247)

Cash provided by financing activities	33	58

Change in cash and cash equivalents	22	(83)
(Bank advances) cash and cash equivalents, beginning of period	(71)	11

Bank advances, end of period	(49)	(72)

Rogers Communications Inc.	22	First Quarter 2017

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	adjusted operating profit;

•	additions to property, plant and equipment;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements; and

•	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	23	First Quarter 2017

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of our First Quarter 2017 MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2016 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	24	First Quarter 2017